November 23, 2011

VIA EDGAR CORRESPONDENCE

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Solo Cup Company
Form 10-K for Fiscal Year ended December 26, 2010
Filed March 17, 2011
Form 10-Q/A#1 for Fiscal Quarter ended June 26, 2011
Filed August 12, 2011
File No. 333-116843

Dear Mr. Decker:

Solo Cup Company submits this letter in response to the comment of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the “Staff”) contained in your letter dated November 3, 2011 (the “Comment Letter”), with respect to the above-referenced filings. In this letter, the terms “we,” “us” and “our” refer to Solo Cup Company.

Our response to the Staff's comment contained in the Comment Letter is set forth below. For your convenience, we have repeated in italics the Staff's comment before the corresponding response.

Form 10-K for the Fiscal Year ended December 26, 2010
Financial Statements
Notes to the Financial Statements
Note 7. Property, Plant, and Equipment, page 45

3.
We note your response to comment three in our letter dated October 11, 2011. For the year ended December 27, 2009, the asset retirement errors represented 19% of operating income, 14% of pre-tax loss, and 16% of net income (loss). For the year ended December 28, 2008, the asset retirement errors represented 43% of pre-tax loss and 36% of net income (loss). In addition, the errors appear to have impacted your operating income trends, particularly from the year ended December 30, 2007 to the year ended December 28, 2008. In this regard, please revise your financial statements to record the asset retirement correcting adjustments in the periods to which they relate. In a similar manner, please revise your financial statements to record the correcting adjustments related to your deferred tax liabilities, which were identified in the first quarter of 2009, in the periods to which they relate. We remind you that when you file your amended Form 10-K for the year ended December 26, 2010 you should appropriately address the following:

•	an explanatory paragraph in the reissued audit opinion included in the Form 10-K/A;

•	full compliance with paragraphs ASC 250-10-45-22 through 24 and 250-10-50-7 through 10;

•	fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;

•	label the appropriate columns on your financial statements as restated;

•	updated disclosures under Item 9A of your Form 10-K/A should include the following:

◦	a discussion of the restatement and the facts and circumstances surrounding it;

◦	how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of their disclosure controls and procedures:

◦	changes to internal controls over financial reporting; and

◦	anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308 of Regulation S-K; and

•	include all updated certifications.
We also remind you of the filing requirements of Item 4.02 of Form 8-K.

Response:
We respectfully disagree with the Staff's position that a restatement of our historical financial statements is necessary or appropriate, and ask that you reconsider your position in light of the additional background and new information that we provided on our November 14, 2011 call with members of the Staff (including the supplemental table and charts provided in connection with the call) and included in this response letter.
The Staff's comment refers to errors, as a percentage of various financial metrics, in support of its request for a restatement of our historical financial statements and amendment of our Annual Report on Form 10-K for the Year Ended December 26, 2010. We acknowledge that these percentages may, on their face, appear quantitatively significant, especially in 2008, when various factors led to near break-even results. We seriously considered the magnitude of these percentages as part of our materiality analysis; however, as you know, percentages alone do not control materiality decisions. We determined that the errors, when considered in conjunction with all relevant facts and circumstances, were not material to our consolidated financial statements taken as a whole.
Background
In 2009, when we recorded the out-of-period adjustments that are the subject of the Staff's comment, we performed a detailed quantitative and qualitative analysis of all relevant facts and circumstances.
As a first step in our quantitative and qualitative materiality analysis, we considered the identity of users of our financial statements. We began filing periodic reports with the Securities and Exchange Commission in 2004 following a private placement of notes and related exchange offer. We continue to file periodic reports today due to contractual obligations in the indentures for our public notes. Notably, we do not and have never had publicly-traded equity securities.
The market for our debt securities is focused primarily on financial measures that are indicative of our ability to service our debt when due, such as cash flows from operations and Adjusted EBITDA. We believe that debt investors are far less concerned with period-to-period swings in income statement line items that do not impact operating cash flows, such as gains or losses recognized on the disposal of assets.

We also reviewed the broad context within which debt investors viewed our financial results. We considered the significant internal and external factors affecting our results at that time, most notably, the onset of the global economic downturn and difficult industry conditions, and the transformative strategic initiatives that we implemented in the face of the challenging external factors.
As we have disclosed in our management's discussion and analysis, since 2008, our results of operations have been negatively affected by the global economic downturn and difficult industry conditions. The economic downturn has reduced the discretionary income of consumers, negatively affected demand for our products and contracted the markets in which we operate. These factors have resulted in increased competition and pressure on the prices at which our products may be offered. At the same time, the prices of raw materials, particularly plastic resins and paperboard, have risen significantly. Our ability to pass these increases on to our customers has been significantly constrained due to excess capacity and increased competition in the industry.
In anticipation of, and in response to, these difficult economic and industry conditions, we undertook a number of strategic initiatives that were designed to reduce costs and help drive profitable growth. From December 2006 through 2009 alone, we sold two businesses, exited our dairy packaging and uncoated white paper plate product categories, closed five manufacturing facilities, entered into a sale-leaseback transaction with respect to six other manufacturing facilities and introduced a number of other cost-cutting measures. We believe the dramatic and transformative effect of these external conditions and internal initiatives on our financial results were evident to, and at the forefront of the minds of, the readers of our financial statements. Between 2007 and 2009, our revenues fell by almost 30%, and during these years, our total assets fell by approximately 37%.
It is within the context of these difficult economic and industry conditions, transformative strategic initiatives and declining results and assets that we considered, and debt investors viewed, the materiality of the out-of-period adjustments recorded in 2009.
Quantitative Analysis
We performed a quantitative analysis of the impact of the adjustments on our third quarter and projected full-year 2009 financial statements, and the impact of the uncorrected errors on our previously-issued financial statements. We also considered the corresponding impact on our earnings trends.
At your request, the description of our quantitative materiality analysis in our response letter dated October 25, 2011 focused solely on the $5.8 million asset disposal adjustment that we recorded in 2009, and its dollar and percentage impact on our 2009 and prior-year results. The materiality analysis we undertook in 2009, however, was more comprehensive. It included a review and consideration of all applicable out-of-period corrections – specifically, the $5.8 million asset disposal adjustment that was the subject of our recent correspondence, and two offsetting adjustments that we recorded in 2009: a $5.1 million deferred tax liabilities adjustment, also discussed in our recent correspondence, and a $1.1 million accounts payable cutoff adjustment. Notably, the net impact of these three out-of-period adjustments on our 2009 net loss was only $390 thousand.

Our quantitative analysis considered both the dollar impact of the adjustments on 2009 and the prior periods affected by the adjustments, and the percentage impact of the adjustments on key financial metrics for those years. We also focused on historical trends, in particular, operating income, income from continuing operations before and after income taxes, and net income trends. The impact of the adjustments on revenues, operating cash flows and total assets was quantitatively immaterial. In fact, the adjustments had no impact on revenues or operating cash flows and a less than 1% impact on assets. The quantitative impact of the errors on two line items – net loss and operating income – however, warranted additional investigation.
Net Loss
We determined that the $4.7 million, or 39%, understatement of net loss in 2008 was not quantitatively material for a number of reasons. First, it is important to note that 2008 was for all practical purposes a break-even year – a reported net loss of $12 million on revenues of $1.8 billion. If we had recorded the entries in the appropriate prior periods, the 2008 net loss would have been $17 million on revenues of $1.8 billion. We do not believe this adjustment would in any way meaningfully change the way debt investors viewed 2008 – as a break-even year.
Further, we believe the near break-even results of 2008 skew the quantitative significance of the percentage adjustments in that year. The smaller the denominator (in this case, a net loss of $12 million), the less meaningful the percentage.
Finally, and perhaps most importantly, we concluded that our investors would not view a $4.7 million adjustment to net loss as important in light of the deteriorating results primarily attributable to the economic and industry conditions described above. Our net income declined sharply from 2007 to 2008 and from 2008 to 2009. That trend is the same with or without the adjustment. Neither a $4.7 million adjustment in our 2008 net loss nor a $390 thousand adjustment to our 2009 net loss would change an investor's view of our business in light of the underlying trend of declining results.
Operating Income
We also determined that the $4.7 million (or 15.6%) understatement of operating income in 2009, and the corresponding impact on operating income trends between the years, were not quantitatively material. Our operating income increased modestly from 2007 to 2008 and then fell dramatically from 2008 to 2009. If we had recorded the corrections in the appropriate prior-year periods, the trend would remain the same – a modest increase in operating income from 2007 to 2008 and a dramatic decline from 2008 to 2009.
Of the three out-of-period adjustments recorded in 2009, the $5.8 million asset disposal adjustment had the most significant impact on operating income. In analyzing a company's operating income, we believe debt investors focus on those line items that are indicative of present and future cash flows, and a company's ability to service debt, such as revenues, costs of goods sold, gross profit and selling, general and administrative expenses. In that regard, investors are far less concerned with the amount of recognized asset disposal gains or losses that have no impact on operating cash flows. Accordingly, changes in operating income that are driven by gains and losses recognized on asset disposals are of little consequence to debt investors.

Finally, against the backdrop of an almost $600 million reduction in assets due to strategic internal initiatives and deteriorating market conditions, we concluded that a $5.8 million asset disposal error was immaterial.
Other Financial Metrics
We also considered the impact of the errors on income from continuing operations before income taxes and income from continuing operations. We concluded in each case that the trends between 2007 and 2008 and between 2008 and 2009, were consistent, with or without the adjustments.
In summary, the impact of the adjustments on net loss and operating income were not significant to the market for our debt securities. Debt investors were more focused during this time on metrics that provided an indication of our liquidity and our ability to service our debt, such as cash flows from operations and Adjusted EBITDA. The asset disposal and deferred tax liability errors had zero impact on these important metrics.
Qualitative Factors
In addition to assessing the quantitative effect of the errors, we also assessed qualitative impacts. In determining the qualitative immateriality of the errors, we considered, among other factors, that none of the adjustments changed a loss into income, or vice versa, for 2009, and would not have changed a loss into income, or vice versa, in any prior-year period if we had recorded the adjustments during the periods in which the errors occurred. Further, our decision to record the out-of-period adjustments in 2009 had no impact on our compliance with debt covenants in 2009 and prior periods, and did not increase management's compensation, which, during the applicable time periods, was based on Adjusted EBITDA.
Conclusion
Based on all of the above, we concluded that the adjustments were not quantitatively or qualitatively material to our 2009 or prior-period financial statements. Accordingly, no restatement of our historical financial statements or amendment of our 2010 Form 10-K is necessary or appropriate.
Our position is further supported by the following:

•
The errors impact prior periods that are so far in the past as to be of little relevance to the market for our debt securities. We fully disclosed the out-of-period adjustments when the errors were discovered in 2009. Investors have had the opportunity to completely absorb our numerous disclosures on the topic since that time. Pushing the errors back to 2008 and prior periods will not change the way an investor views our financial results or financial condition.

•
As we discussed on our November 14, 2011 call, the adjustments do not change our operating income, income from continuing operations (before or after income taxes) or net loss trends, and had zero impact on revenues, cash flows from operations and Adjusted EBITDA.

•
A restatement would have no impact on 2010 financial statements, would slightly improve 2009 operating income and slightly worsen operating income in 2008. In a few months, we will be filing our 2011 Form 10-K. Of the financial statements included in that document, the proposed restatement would have no impact on 2011 or 2010 and would only slightly change 2009. In fact, 2009 net loss would be increased by $390 thousand.

For the reasons set forth above, we respectfully disagree that the restatement of our historical financial statements and amendment of our 2010 Form 10-K are merited. We request that you reconsider your position in light of the additional background provided on our November 14, 2011 conference call and in this letter.

If you have any further comments or questions, please call me at 847-444-3201.

Very truly yours,

SOLO CUP COMPANY

By: /s/ Robert D. Koney, Jr.
Robert D. Koney, Jr.
Executive Vice President and Chief Financial Officer

cc:    Nudrat Salik, Securities and Exchange Commission